XpresSpa Group, Inc.

254 West 31st Street, 11th Floor

New York, New York 10001

August 6, 2020

VIA EDGAR

Ms. Katherine Bagley

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	XpresSpa Group, Inc. Registration Statement on Form S-3

Filed July 17, 2020, as amended on August 5, 2020

File No. 333-239913

Dear Mr. Fischer:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, August 7, 2020, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Daniel A. Bagliebter, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6856.

Thank you very much.

Very truly yours,

XpresSpa Group, Inc.

/s/ Douglas Satzman By: Douglas Satzman Title: Chief Executive Officer